Exhibit 99.1

Otonomo Reports First Quarter 2022 Financial Results

HERZLIYA, Israel and SAN FRANCISCO, Calif., May 17, 2022-- Otonomo Technologies Ltd. (Nasdaq: OTMO), the platform powering the mobility economy, today announced its first quarter 2022 financial results reflecting strong growth year over year, continued momentum in demand for key mobility services use cases, new customers and the strategic acquisition of The Floow.

Revenue for the first quarter was $1.03 million, an increase of 380% year over year. Otonomo’s cash and cash equivalents, and restricted cash balance as of March 31, 2022, was $196.8 million.

First Quarter 2022 Financial Highlights:

•	Total revenue for the first quarter was $1.03 million compared to $0.22 million in the first quarter 2021

•	GAAP operating loss for the first quarter was $15.1 million compared to a loss of $4.3 million in the first quarter 2021

•	Non-GAAP operating loss for the first quarter was $12.5 million compared to a loss of $3.8 million in the first quarter 2021

•	Cash and cash equivalents and restricted cash as of March 31, 2022, was $196.8 million

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of non-GAAP Financial Information” and “Reconciliation of GAAP to non-GAAP Financial Information.”

First Quarter 2022 Company Highlights:

•	Added 10 new customers
•	Quarterly recurring revenue grew 40% compared to the previous quarter
•	Recurring revenue backlog more than doubled compared to the previous quarter
•	Bookings* of recurring revenue nearly doubled compared to the previous quarter
•	Backlog** increased 61% compared to the previous quarter and 207% year over year
•	Signed one of the top 5 global OEM’s bringing the total number of OEM contracts to 23. Those combined contracts represent over 50M addressable connected vehicles
•	Average sales cycle time decreased 30% compared to the previous quarter and decreased 20% year over year
•	Acquired The Floow, a leader in connected insurance technology

Management’s Remarks

“Otonomo saw strong momentum in the first quarter, and we see this continuing as the market adoption grows by the day,” said Ben Volkow, Chief Executive Officer. “Our go-to-market investment is paying off. We are increasing our deal volume, while decreasing sales cycle times and winning new customers in key use cases. We expect further acceleration around fleet and insurance use cases going forward.”

“Data points from connected vehicles, micro-mobility, mobile phones, and related ~~i~~nfrastructure are coming together. Otonomo's smart mobility data platform enables companies to transform this mobility data into useful insights while maintaining and adhering to all relevant data privacy and compliance standards and regulations.”

“We are encouraged by the initial market reaction to the combination of Otonomo and The Floow. This is the first time that connected vehicle data is truly available to the insurance industry, creating new high-value brand engagement opportunities for insurance vendors, OEMs and other mobility related vendors. The combination will set a new benchmark on data fidelity and improvements to existing risk models and will be a game changer in the automotive insurance sector, enabling new products and business models,” Volkow concluded.

2022 Guidance

Otonomo’s management reiterates the guidance it provided on March 31, 2022. The full year 2022 revenue is expected to be in the range of $13.0 million to $13.5 million, with most of the revenue back-end weighted. Revenues from The Floow will be reflected in Otonomo’s financial results from April 14.

Conference Call Details

Otonomo’s management will host a conference call to discuss the first quarter 2022 financial results today, Tuesday, May 17, 2022, at 8:30 a.m. Eastern Time.

Management team members on the call will include Ben Volkow, CEO, Director & Co-Founder, Bonnie Moav, CFO, and Doron Simon, EVP of Strategy and Corporate Development.

Otonomo encourages participants to pre-register for the conference call here: http://emea.directeventreg.com/registration/3373716

Participants can choose to view the session via a live webcast from this link https://edge.media-server.com/mmc/p/r9usbdad, which can also be found on the Otonomo website here: https://investors.otonomo.io/news-events/events.

Participants can also choose to call in. They will receive a unique dial-in number upon registration, which will enable immediate access on the day of the call.

Please place your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number. Participants may pre-register at any time, including up to and after the call start time.

The conference call will begin at:
- 8:30 a.m. Eastern Time
- 5:30 a.m. Pacific Time
- 3:30 p.m. Israel Time

A replay of the conference call will be available from May 17, 2022 at 12:00 p.m. Eastern Time on Otonomo’s website at https://investors.otonomo.io/news-events/events.

*Booking: Total value of contract that was signed during the reporting quarter over the full term of the contract.

**Backlog: Secured future revenue as of end of quarter.

About Otonomo

Otonomo (NASDAQ: OTMO), the platform powering the mobility economy, is igniting a new generation of mobility experiences and services. With Otonomo, over 100 providers in the transportation, mobility, insurance, and automotive industries are finally able to harness mobility data and insights and transform them into strategic assets and market advantages.

Our partners gain access to the broadest, most diverse, range of data from connected vehicles, mobile phones, public transport, EV infrastructure, and MaaS with just one contract and one API. Vehicle and multimodal mobility data is reshaped and enriched to provide deep visibility and actionable insights and empower planning, deployment, and operations.

Architected with privacy and security by design our platform is GDPR, CCPA, and other privacy regulation compliant, ensuring all parties are protected and companies remain privacy compliant across geographies worldwide.
Otonomo has an R&D center in Israel and a presence in the United States and Europe.

More information is available at otonomo.io

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Use of Non-GAAP Financial Measure

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses non-GAAP measures of operating loss, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and depreciation. Otonomo’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo, the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s annual report on Form 20-F filed with the SEC on March 31, 2021 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

[1] Please refer to "Use of Non-GAAP Financial Measure" below for important information about non-GAAP financial measures. Non-GAAP financial results exclude stock-based compensation and related tax adjustments.

For additional information, please contact:

Investor Relations Contact:	Company Contact:
Miri Segal	Juliet McGinnis
MS-IR LLC	Senior Director of Communications
+1 (917)-607-8654	press@otonomo.io
msegal@ms-ir.com

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED BALANCE SHEET

(in $ thousands)

	As of
	March 31,	December 31,
	2022	2021
Assets

Current assets
Cash and cash equivalents, short-term investments and restricted cash	196,809	208,079
Account receivables and other receivables	3,831	3,760
Total current assets	200,640	211,839

Non-current assets
Other long-term assets	2,924	254
Property and equipment, net	741	725
Goodwill and intangibles, net	46,204	46,621

Total non-current assets	49,869	47,600

Total assets	250,509	259,439

Liabilities and shareholders' equity

Current liabilities
Account payables and other payables	10,888	8,717
Deferred revenue	9	35
Total current liabilities	10,897	8,752

Non-current liabilities
Other long-term liabilities	1,631
Warrants for ordinary shares	1,040	1,924
Total non-current liabilities	2,671	1,924

Shareholders’ equity	236,941	248,763

Total liabilities, and Shareholders’ equity	250,509	259,439

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS (in $ thousands)

	Threqe-month Period ended March 31,
	2022	2021

Revenue	1,031	215

Costs of revenue and operating expenses:
Cost of revenue	380	154
Cloud infrastructure (*)	1,158	367
Research and development	4,727	2,061
Sales and marketing	4,410	1,147
General and administrative	5,022	794
Amortization and depreciation	455	31

Total cost of revenue and operating expenses	16,152	4,554

Loss from operations	(15,121)	(4,339)

(*)          Cloud infrastructure consists primarily of expenses related to the cost to a third-party cloud service provider to deliver our platform to our users and for internal use.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(in $ thousands)

	Three-months Period Ended March 31
	2022	2021

GAAP operating Loss	(15,121)	(4,339)

Share-based compensation (1)	2,197	539
Amortization and depreciation (2)	455	31
	2,652	570

Non-GAAP operating Loss	(12,469)	(3,769)

1. Share-based compensation:

Research and development	519	274
Sales and marketing	665	111
General and administrative	1,013	154
	2,197	539

2. Amortization and depreciation:

Technology amortization	417	-
Depreciation of property and equipment	38	31
	455	31